

June 14, 2013

Via E-mail
David J. Henshall
Chief Financial Officer
Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309

      Re: **Citrix Systems, Inc.**
              Form 10-K for the fiscal year ended December 31, 2012
              Filed February 21, 2013
              Form 10-Q for the quarterly period ended March 31, 2013
              Filed May 7, 2013
              File No. 000-27084

Dear Mr. Henshall:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Business

Operations, page 10

1.   We note your discussion regarding your manufacturing relationships with Flextronics, Super Micro Computer, Inc., Hewlett Packard and IBM and your risk factor disclosure on page 20 regarding your reliance on contract manufacturers. Please provide in your response, and include in future filings, a discussion of the material terms of your material agreements with manufacturers.   Additionally, please tell us how you determined that

your manufacturing agreements are not required to be filed as exhibits to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

Form 10-Q for the quarterly period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements

Note 11. Comprehensive Income, page 24

2.   Please tell us your consideration of disclosing the income tax expense allocated to each component of other comprehensive income, including reclassification adjustments. Refer to FASB ASC 220-10-45-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief